UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM ANNUAL GENERAL MEETING
25 MAY 2005

CHIEF EXECUTIVE OFFICER’S REPORT

Arlington, VA – 25 May 2005 – Metal Storm Limited (NASDAQ Small Cap ticker symbol MTSX and ASX trading code: MST)

Thank you Mr. Chairman.  This is a very exciting event for me!  Above and it being my first Annual General Meeting, it has allowed another opportunity
Kate and me to travel to your wonderful country which has long been a  favorite destination of mine ever since I first came here as a wide-eyed midshipman, having just completed my first year at the U.S Naval Academy.  Let’s suffice it to say that it was “a few” years ago!
 I am very pleased that you have come to attend today’s meeting in Melbourne.
For the next few minutes I will discuss the changes I have implemented since taking over as the Metal Storm Chief Executive Officer…… the most significant which is the change of the company’s business model, to that of a Systems
Integrator……….. Where we can now use our unique technology as the foundation growing a wider and larger business.
After assessing the needs and requirements of key US DoD and Government
Agencies, it became clear that none had the resources or desire to take our
Intellectual Property and develop it into a fully functioning weapon.  This is mainly because their requirements are NOT solely for a gun, but rather for a true “weapon system”.  What also became clear was that these prospective end-users had requirements for a lightweight, low power, net-centric weapons
“system” that would provide unparalleled fire power at a significantly reduced size/weight ratio and across a wide range of projectile types and calibers, which are all the attributes that our “systems” Bring to the table.
 As a Weapon Systems Integrator our success hinges on pairing our Launch with Targeting Systems, Control Capabilities, Platform Compatibilities,
Communications Protocols, and Munitions produced by other expert manufacturers.
The Business Development Team, focused on these criteria, has already begun aligning Metal Storm with well-suited partners. Our goal is to generate a range of products that exploit the unique selling points of our technology and systems packages that match market needs.  Teaming agreements with several companies are currently in the pipeline.
 Successful partnering of this nature are an important part of the Company’s
strategy as we progress our systems into the future.   Our aim is to partner
with larger, more experienced and successful companies, thereby validating to the market, the quality and potential of our technology.
 We have already achieved successes in collaborating with other partners.  This has convinced me of the merits of Metal Storm’s new business strategy.  For example, our collaboration with Dragonfly Pictures, Inc., a producer of small
Unmanned Aerial Vehicles (UAVs), has resulted in the placement of a two barrel
40 mm system on the DP4X UAV.  We still expect to conduct airborne live fire demonstrations in the next few months.
 The company is pursuing several opportunities which arose as a direct result customer representatives attending our 40 mm Weapons System demonstration in
Jersey in March this year. The potential partners observed our system, correlated our capabilities to their requirements and concluded that Metal provided the necessary technology for their needs.  This is why I will continue to place a strong emphasis on system demonstrations.
 I am committed to pursuing and successfully finalizing arrangements that arise out of approaches of this nature.
 I continue to prioritize my technical team against the following key product areas that we will focus on:
• First of all, our 40mm launch system in the Low Pressure/ Low Velocity regime is the most robust and mature that we have; and was very successfully demonstrated at Picatinny Arsenal in March of this year.
• Our second and simultaneous thrust is the 40 mm Metal Storm Munitions Line-up of pyrotechnic effects, then progressing to a High Explosive Practice Round, to a full-up High Explosive Round and various Specialty and Less Than Lethal (LTL)
Rounds.
• We have also dedicated a portion of our engineering capacity on a SUPERSONIC launch system for special purpose applications
• And we continue to work on the engineering development of Small caliber (50
Cal and under) launch systems and munitions.
Placing our focus on commercializing these prioritized areas has and will continue to put Metal Storm in a position to win commercial contracts.
 We are in the midst of some very hard engineering work that is aimed at producing a weapon system, both launcher and munitions, that we plan to present to the US Military for Certification.  Accomplishing this will position the company to enter its first phase of Limited Quantity Production
 Many investors that have communicated directly with me have questioned the company’s longevity.  I believe the Company’s new focus as a Systems Integrator will place it on a solid foundation to achieve its aim of generating revenue.
 However, even without any revenue, we have adequate financial resources to our planned activities through mid 2006.  Cost monitoring and cost reduction programs have been implemented to stretch that even further in whatever ways we can find.
 In that regard, I have one last significant announcement to make.  On 25 May,
2005, Metal Storm and Monroe Machining of Seattle, Washington entered into a formal agreement for Monroe to purchase the assets and current order backlog assume the accounts payable liabilities of ProCam Machining, our wholly owned subsidiary.  We expect this deal to be completed by the 31st of May 2005.
Importantly, the expertise and toolsets that have been built up at ProCam to support Metal Storm will continue to be available to us, whilst the sale of the business allows us to release valuable cash resources to support our main focus in creating saleable products.
 As I have stated in the recent past, even though I feel we remain in a solid financial condition, well improved by the sale of ProCam, it is my responsibility to ensure we have the necessary resources to achieve our goals the shortest possible time frame.  We will continue to evaluate various opportunities to secure additional funding, if necessary; however, we will do in a manner and at a time which takes into account the interests of existing shareholders.
 Ladies and Gentlemen, in conclusion, I am fully dedicated to exploit Metal
Storm’s tremendous technology on a global basis.  We “have” made a start and we have “endless” opportunity, top notch engineering talent, a committed and professional Executive Team and an experienced and well connected Board of
Directors, and most importantly, a Defense industry and market that manifests a serious desire for our technology.  I believe that every step into the future that we take we are that much closer to sustainable long-term growth and value for YOU………our shareholders.
 Thank you for your attention, thank you for attending, and most sincerely you for your long and positive support of Metal Storm.  We will get there!!!
Stay the Storm!!!
David Smith
Chief Executive Officer
Ends

About Metal Storm

Metal Storm Limited is a defense technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices
Washington DC and a defense engineering capability located in Seattle, as ProCam Machine LLC.  The Company has invented 100% electronic ballistics technology that has no known conventional equivalent.  Metal Storm is working with government agencies and departments, including the National Institute of
Justice (US), the US Navy and US Army to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Company Contact:   Investor Contact:
David Smith    Gregory Pettit
Metal Storm, Inc.   Hill and Knowlten
Tel: 703-248-8218
ms@metalstorm.com   gpettit@hillandknowlton.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: 27 May 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary